Daniel I. DeWolf | 212 692 6223 | ddewolf@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

November 7, 2017

VIA EDGAR, EMAIL AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Angela Mokodean, Esq., Senior Counsel, Disclosure Review and Accounting Office

Re:	SharesPost 100 Fund
File Nos.: 333-184361 and 811-22759

Ladies and Gentlemen:

On behalf of SharesPost 100 Fund (the “Fund”), we hereby file with the Securities and Exchange Commission (the “Commission”) a response to comments given by telephone (the “Comments”) on October 23, 2017 by Angela Mokodean of the Commission (the “Staff”) regarding Amendment No. 4 (the “Amendment”) to the Fund’s Post-Effective Registration Statement on Form N-2 (the “Registration Statement”), as filed with the Commission on September 22, 2017.

Set forth below are the Fund’s responses to the Comments. For convenience, we have summarized and incorporated into this response letter the Comments. Page number references in our responses correspond to the unmarked copy of the Amendment. Defined terms used herein but not defined will have the meanings used in the Registration Statement. The revisions specified below shall be incorporated in the definitive Prospectus to be filed promptly after delivery of this response in accordance with Rule 497 under the Securities Act.

1.	Comment: On page (i) of each Prospectus, please add the items required by Item 1(d) of the Instructions on Form N-2 (the “Instructions”).

Response: We have revised the Registration Statement in accordance with the Staff’s Comments.

2.	Comment: Please confirm that the Fund will not make investments in pooled investment vehicles, funds of funds, or hedge funds.

Response: The Fund confirms that it will not make investments in pooled investment vehicles, funds of funds, or hedge funds.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

November 7, 2017

3.	Comment: On page (ii) of each Prospectus, the Fund states that “[t]he SharesPost 100 may also include formerly private companies, which were on the SharesPost 100 prior to having consummated an initial public offering, for so long as the Investment Adviser deems appropriate.” Please explain whether there is any limit to the number of formerly private companies that may be included on the SharesPost 100 list, or if the SharesPost 100 list could become a list of 100 public companies that used to be private.

Response: The Investment Adviser has a policy to remove (i) any non-Portfolio Company from the SharesPost 100 list immediately after its IPO, and (ii) any Portfolio Company from the SharesPost 100 list after the post-IPO lock-up on the Fund’s shares of such company has expired. In light of the foregoing, the Fund sees no reasonable possibility that the SharesPost 100 list could become a list of 100 public companies.

4.	Comment: On page (ii) of each Prospectus, the Fund states that “[t]he Investment Adviser expects that at least 85% of the Fund’s equity investments (measured in respect of the value of the Fund’s assets, not in the number of portfolio companies) will be among the companies included in the SharesPost 100…” Please clarify whether that reference is to companies currently included in the SharesPost 100, or could also include companies formerly included in the SharesPost 100.

Response: The reference is meant to indicate companies currently included in the SharesPost 100 list. We have revised the Registration Statement to clarify this point.

5.	Comment: In the Prospectus Summary for Class A and Class L Shares, under the heading “Offering”, please state in plain English that sales loads will reduce the amount of an investor’s investment in the Fund.

Response: We have revised the Registration Statement in accordance with the Staff’s Comments.

6.	Comment: In each Prospectus where the Fund discloses that “the fees and expenses of the Fund are set forth in “Summary of Fund Expenses””, please clarify in each respective Prospectus to which class of Shares such fees and expenses relate.

Response: We have revised the Registration Statement in accordance with the Staff’s Comments.

7.	Comment: In the Prospectus Summary under the heading, “Investment Objective and Strategies”, the Fund discloses that “[t]he Investment Adviser’s primary strategy is to invest in companies selected by the Investment Adviser for the SharesPost 100 and to hold such securities until a liquidity event with respect to such Portfolio Company occurs, such as an initial public offering…”, without reference to a target holding period. In the Fund’s December 2016 annual report, there is a suggestion that the strategy of the Fund is to invest in late stage growth companies that are expected to have a liquidity event within two to four years of investment. Please clarify whether the time periods in which a company is expected to have a liquidity event is a factor in the Fund’s investment strategy and whether particular periods are targeted.

Response: Yes, the time periods in which a company is expected to have a liquidity event is one of the factors evaluated as part of the investment process of the Fund, and the Fund’s investment strategy focuses on the acquisition of securities of late-stage companies, which typically are expected to have a liquidity event within two to four years of such securities purchase by the Fund. We have revised the Registration Statement to clarify this point.

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November 7, 2017

8.	Comment: In the last sentence of the same section, the Fund discloses that, “other than in connection with a liquidity event of a Portfolio Company, the Fund will sell Portfolio Company securities only if and to the extent (i) the Board of Trustees determines it is necessary to (A) fund quarterly repurchases of Fund Shares, or (B) comply with the SharesPost 100 80% Investment Policy, or (ii) in the judgment of the Investment Adviser, it is necessary to further the best interests of shareholders of the Fund.” The disclosure doesn’t appear to mention drag along rights (which are discussed elsewhere), which could be another scenario where Fund will sell portfolio securities. Please confirm and if so, clarify.

Response: Drag-along rights are rights of certain shareholders of a Portfolio Company to force other shareholders to vote for a sale of such Portfolio Company. An exercise of drag-along rights occurs only in connection with a sale of such Portfolio Company, which such sale is the relevant liquidity event (i.e., there is no separate liquidity event related to the drag-along rights, which solely relate to the vote to approve the sale). Because of this fact, the Fund views drag-along rights to be included in the category of liquidity events, and already contemplated by the current disclosure.

9.	Comment: In the following paragraph, the Fund discloses that “[t]he Fund expects that most of its investments will be made in U.S. domestic Portfolio Companies, but it is not prohibited from investing in foreign Portfolio Companies.” Please add to the following to the end of that sentence: “including those in emerging market countries.”

Response: We have revised the Registration Statement in accordance with the Staff’s Comments.

10.	Comment: Please explain if the SharesPost 100 is used for purposes other than choosing what companies the Fund invests in. Please specify whether the list is publicly available.

Response: The SharesPost 100 list is not used for any purpose other than choosing what companies the Fund invests in. The SharesPost 100 list is publicly available on SharesPost Inc.’s website, which can be accessed through the following link: https://sharespost.com/insights/sharespost-100-list.

11.	Comment: Please confirm that there are appropriate information barriers between the Investment Adviser and the Fund’s affiliated broker dealer (SharesPost Financial Corporation (“SPFC”)) to prevent the use of material, non-public information.

Response: The Investment Adviser has adopted both an insider trading policy and an information barrier policy between itself and SPFC to prevent the use of material, non-public information.

12.	Comment: Please confirm whether the Fund uses research provided by any SharesPost entity, and if so, revise the disclosure to disclose whether it pays for access to such research.

Response: The Fund confirms that it does not use any research provided by any SharesPost entity.

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November 7, 2017

13.	Comment: The Fund discloses that “[t]he Investment Adviser connects with sellers of shares through alternative trading systems [(“ATS”)]…” Please clarify whether the Fund uses the SPFC ATS for this purpose, and, if so, what percentage of the Fund’s trades are conducted through the SPFC ATS? To the extent the Fund trades primarily or frequently on the SPFC ATS, are there any conflicts or risks that merit additional disclosure? Consider whether to disclose any payments to use the SPFC ATS services, and the risk of paying inflated prices if the Fund transacts solely on the SPFC ATS without looking for better prices. To the extent a significant portion of the Fund’s securities purchase transactions occur on the SPFC ATS, does that result in indirect compensation to SPFC by increasing the number of transactions SPFC can facilitate on the other side of the trade from the Fund.

Response: Yes, the Fund uses the SPFC ATS to connect with sellers of shares. Since inception, 36% of the Fund’s trades have been conducted through the SPFC ATS. The Fund does not pay to use the SPFC ATS, and the Fund has adopted a policy that it will not utilize the services of affiliated brokers, including currently only SPFC, although affiliated brokers may be engaged by sellers or buyers in transactions opposite the Fund. To the extent SPFC (or any other affiliated broker) receives any fee, payment, commission, or other financial incentive of any type (“Broker Fees”) in connection with the purchase and sale of securities by the Fund, such Broker Fees will be subject to policies and procedures adopted by the Board of Trustees pursuant to Section 17(e) and Rule 17e-1 of the 1940 Act, including quarterly review by the Board of Trustees of any such payments. To the extent any, let alone a significant portion, of the transactions of the Fund transactions occur on the SPFC ATS, that would result in indirect compensation to SPFC by increasing the number of transactions SPFC can facilitate on the other side of the trade from the Fund. However, in light of the Fund’s affiliated broker policies and procedures, the Fund does not believe that the use of the SPFC ATS would result in any compensation to SPFC that would exceed the limits set forth in Section 17(e) of the 1940 Act.

14.	Comment: In the following disclosure “[t]he Investment Adviser may recoup from the Fund fees previously reduced or expenses previously reimbursed by the Investment Adviser with respect to the Fund pursuant to the Expense Limitation Agreement if such reimbursement does not cause the Fund to exceed the Expense Limitation…”, please revise so that reference to the Expense Limitation is modified by the word “current”. Also, please revise the end of such paragraph to read “…within three years of the date on which the Investment Adviser reduced the fee or incurred the expense.”

Response: We have revised the Registration Statement in accordance with the Staff’s Comments.

15.	Comment: Is it likely that the Fund will issue preferred shares within 12 months of effectiveness of the Registration Statement? If so, please disclose the consequences to holders of common shares and provide appropriate fee table disclosure.

Response: It is not likely that the Fund will issue preferred shares within 12 months of the effectiveness of the Registration Statement.

16.	Comment: In the “Summary of Fund Expenses”, there is a line item for “Less Fee Reduction and Expense Reimbursement.” However, in the accompanying footnote the Fund discloses that the current fee waiver will be in place for less than one year from date of effectiveness of the Registration Statement. Please either remove line item accounting for the Expense Limitation Agreement or amend the Expense Limitation Agreement so that it will be in place for at least one year from effectiveness.

Response: We will amend the Expense Limitation Agreement so that it is in place for at least one year from effectiveness of the Registration Statement.

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November 7, 2017

17.	Comment: The third sentence of the first full paragraph below the footnotes to the Summary of Fund Expenses table conflicts with the last sentence of the paragraph below the Example. Please reconcile. Also note that the Example for year one takes into account the Expense Limitation Agreement, which will not be accurate unless the Expense Limitation Agreement term is extended.

Response: We have revised the Registration Statement in accordance with the Staff’s Comments. As noted above, we will amend the Expense Limitation Agreement so that it is in place for at least one year from effectiveness of the Registration Statement.

18.	Comment: The Financial Highlights table appears to be missing certain items required under Item 4 of the Instructions, including “per share market value at end of period” and “average commission rate paid”. Please either disclose such information or explain supplementally why it is appropriate not to include it.

Response: The Fund is a closed-end interval fund, and its Shares do not trade on an exchange; therefore, there is no “market value” to disclose. In addition, the Fund has invested less than 10% of the value of its average net assets in equity securities on which commissions are charged on trades. As a result, pursuant to Instruction 18 to Item 4 of the Instructions, the Fund is permitted to omit “average commission rate paid” from the Financial Highlights.

19.	Comment: The last column of the Financial Highlights table presents information for period ended December 31, 2013. Instruction 3 to Item 4 of the Instructions provides that financial highlight information should be provided only for periods subsequent to the effective dates of the first 1933 Act registration statement. Please update the table accordingly.

Response: We have revised the Registration Statement in accordance with the Staff’s Comments.

20.	Comment: Footnote (d) to the Financial Highlights table makes a cross reference to Note 4 of the Financial Statements. Please clarify whether this is a reference to the financial statements contained in the 2017 Semi-Annual Report.

Response: We have revised the Registration Statement to clarify that the Notes referred to in the footnotes of the Financial Highlights are contained in the Notes to the Financial Statements in the 2017 Semi-Annual Report.

21.	Comment: With respect to the Use of Proceeds section of each Prospectus, Item 7(2) of the Instructions provides that a registrant must disclose how long it is expected to take to fully invest net proceeds in accordance with the registrant’s investment objectives and policies. Please provide this information.

Response: The provisions of Item 7(2) of the Instructions appear to contemplate underwritten offerings that involve significant, one time or periodic capital raises. In contrast, the Fund is an interval fund that is engaged in a continuous offering similar to those offered pursuant to a registration statement on Form N-1A by open-end management investment companies. As such, the Fund is generating smaller episodic sales over time. As a result, it appears that the disclosure called for Item 7(2) does not appear to be applicable to interval funds. In support of this view, we note that Form N-1A does not appear to have a similar disclosure requirement. In light of the foregoing, we believe that the statement in the Instructions regarding inapplicable instructions applies and the Fund respectfully submits that no additional disclosure is required in response to this point.

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November 7, 2017

22.	Comment: Please confirm that the Fund does not intend to incur loans to pay organizational or offering expenses.

Response: The Fund confirms that it does not intend to incur loans to pay organizational or offering expenses.

23.	Comment: On pages 25 and 26 the following sentences are duplicated: “Share exchanges will be conducted only directly through the Fund. No Financial Intermediary will be permitted to conduct Share exchanges, and Share exchanges are not subject to sales loads.” Please remove the duplication.

Response: We have revised the Registration Statement in accordance with the Staff’s Comments.

24.	Comment: On page 26, the Fund discloses that it “has adopted a policy that it will not utilize the services of Affiliated Brokers.” Please confirm that this policy does not limit the Fund’s use of the SPFC ATS.

Response: The Fund confirms that the referenced policy does not limit the Fund’s use of the SPFC ATS.

25.	Comment: Given recent trends in the IPO market, consider whether the risk factor that begins “We may not realize gains from our investments…” deserves greater discussion or prominence.

Response: We have revised the Registration Statement to expand the risk factor and revised its placement so that it appears sooner in the Prospectus.

26.	Comment: In the following risk factor, please revise the last sentence to clarify that the Fund is limited to the extent provided in Rule 23c-3(b)(10)(i).

Response: We have revised the Registration Statement in accordance with the Staff’s Comments.

27.	Comment: In the first risk listed under the heading “Risks Related to Our Business,” the last sentence provides that “[t]he Investment Adviser intends to hire additional investment professionals.” This sentence was included in the original Registration Statement, declared effective March 20, 2014. Is there a reason that the Investment Adviser has not been able to hire additional investment professionals in the three year period since effectiveness, and when does the Investment Adviser intend to hire additional investment professionals?

Response: Since inception of the Fund, the Investment Adviser has hired additional investment professionals, and intends to continue to hire additional investment professionals in proportion to the growth of the assets under management of the Investment Adviser. We have revised the Registration Statement to clarify this.

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November 7, 2017

28.	Comment: In the section titled “Management of the Fund”, under the headings “The Fund Administrator”, “The Custodian”, “The Transfer Agent”, and “The Chief Compliance Officer”, the Fund discloses that the agreements with each such party is “filed herewith”. Please revise each reference so that it is clearer that each such agreement is filed as an exhibit to the Registration Statement.

Response: We have revised the Registration Statement in accordance with the Staff’s Comments.

29.	Comment: In the “Plan of Distribution” section, under the headings “Class L Shares”, “Right of Accumulation” and “Letter of Intent”, there appears to be varying standards regarding investments by an investor’s child. Supplementally confirm if these standards are meant to be different, or, if not, please revise each Prospectus for clarity.

Response: The standards for investments by children of investors are intended to be uniform. We have revised the Registration Statement in accordance with the Staff’s Comments.

30.	Comment: In the “Outstanding Securities” section, the Fund discloses that there are an “unlimited” number of shares of each class authorized. Elsewhere in the Prospectus, the Fund discloses that it has registered 25,000,000. Please clarify what the Fund means by “unlimited”.

Response: The Fund’s Agreement and Declaration of Trust authorizes the Fund to issue an unlimited number of shares as a matter of state law. Of that unlimited number, the Fund has registered only 25,000,000 shares for sale.

31.	Comment: In the “Quarterly Repurchase of Shares” section, under the heading “Liquidity Requirements”, the Fund discloses that the Board of Trustees “will” adopt procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid. Clarify whether Board has adopted such procedures, and if not, why it’s appropriate to rely on Rule 23c-3 without compliance therewith.

Response: The Board of Trustees of the Fund have adopted the policies and procedures proscribed by Rule 23c-3. We have revised the Registration Statement to reflect this.

32.	Comment: With respect to the Prospectus for Class L Shares, in the “Summary of Fund Expenses” section, please clarify if the Dealer Manager referred to in footnote 1 is the same entity as the Distributor. If not, provide the identity of the Dealer Manager and explain the role it plays.

Response: Yes, the Dealer Manager referred to in footnote 1 is the same entity as the Distributor, Foreside Fund Services, LLC. We have revised the Registration Statement to reflect this.

33.	Comment: The Sales Charge chart for the Class L Shares contains an apparent error, the Dealer Reallowance and Dealer Manager Fee don’t add up correctly.

Response: We have revised the Registration Statement to correct the error.

34.	Comment: In the Statement of Additional Information (“SAI), in the “Management of the Fund” section, under the heading “Board of Trustees”, the table containing Trustee Boulware’s biographical information refers to Met Investor Series Trust. This fund now goes by name Brighthouse Funds Trust I. Please update all relevant references to such fund.

Response: We have revised the Registration Statement in accordance with the Staff’s Comments.

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November 7, 2017

35.	Comment: Please update Trustee Boulware’s biographical information to clarify that Vertical Capital Income Fund is a closed-end fund, not a mutual fund.

Response: We have revised the Registration Statement in accordance with the Staff’s Comments.

36.	Comment: In the SAI, in the “Management of the Fund” section, under the heading “Composition of Board of Trustees and Leadership Structure”, please clarify which trustee is the Chairperson for the entire Board.

Response: We have revised the Registration Statement in accordance with the Staff’s Comments.

37.	Comment: In the same paragraph, there is a reference to “the Fund’s status as a new company with no performance history.” Please revise in light of the fact that the Fund no longer a new company.

Response: We have revised the Registration Statement in accordance with the Staff’s Comments.

38.	Comment: In the tables that disclose Sven Weber’s biographical information, there are references to SVB Capital. If Mr. Weber’s position with SVB Capital was more than five years ago, please remove the reference from the chart(s).

Response: We have revised the Registration Statement in accordance with the Staff’s Comments.

39.	Comment: In the SAI, in the “Code of Ethics” section, the last paragraph states that the codes of ethics can be obtained “by electronic request”. Please clarify.

Response: Requests for copies can be sent by electronic mail. We have revised the Registration Statement to clarify this.

40.	Comment: In reference to the SAI’s “Proxy Voting Policies and Procedures” section, please explain whether the Fund’s Board of Trustees has any oversight on how the Investment Adviser votes proxies on the Fund’s behalf.

Response: Yes, pursuant to the Fund’s Proxy Voting Policy, the Board of Trustee’s has oversight over the voting of proxies by the Investment Adviser. We have revised the Registration Statement to reflect this.

41.	Comment: Please move the section titled “Voting” to each Prospectus in accordance with Item 10 of the Instructions.

Response: We have revised the Registration Statement in accordance with the Staff’s Comments.

42.	Comment: Please clarify why disclosure pursuant to Items 19, 20(c)(1), and 22, were not included in the Registration Statement.

Response: Instruction 2 to Item 19 of the Instructions provides that “A Registrant that is controlled by its adviser or underwriter(s) before the effective date of the registration statement need not respond to this item if, immediately after the public offering, there will be no control person.” As there is no single shareholder that controls the Fund, we have determined that no specific disclosure in response to Item 19 is required. We will, however, revise the SAI to add a section titled “Control Persons and Principal Holders”, where we will disclose that the Fund has no control persons. With respect to Item 20(c)(1), we have revised the Registration Statement to add the required disclosure. With respect to Item 22, the Fund has adopted a policy that it will not utilize the services of any affiliated brokers, which is disclosed in the Registration Statement, and the Fund has not paid any commissions to SPFC (its only existing affiliated broker) since inception.

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November 7, 2017

43.	Comment: In Part C., Item 31 of the Registration Statement, please clarify that the Form ADV is the Form ADV of the Investment Adviser and not of the Fund.

Response: We have revised the Registration Statement in accordance with the Staff’s Comments.

44.	Comment: Please confirm when the powers-of-attorney were filed for Trustees Boulware and Radcliffe.

Response: The power-of-attorney of Trustee Radcliffe was filed with the Registration Statement filed on October 10, 2012, and the power-of-attorney of Trustee Boulware was filed with the Registration Statement filed on April 4, 2013.

Please call the undersigned at (212) 692-6223 with any comments or questions regarding the Registration Statement and please send a copy of any written comments to the following parties:

Daniel I. DeWolf, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

666 Third Avenue

New York, NY 10017

Phone: (212) 935-3000

Fax: (212) 983-3115

Very truly yours,

/s/ Daniel I. DeWolf

Daniel I. DeWolf

cc:	SharesPost 100 Fund (Mr. Sven Weber)

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